As filed with the Securities and Exchange Commission on August 12, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

____________________

SYMYX TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
____________________

87155s108
(CUSIP Number of Class of Securities (Underlying Common Stock))
____________________

Rex Jackson
Executive Vice President and Chief Financial Officer
Symyx Technologies, Inc.
1263 East Arques Avenue
 Sunnyvale, California 94085
(408) 764-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
____________________

Copies to:

Timothy J. Moore, Esq.
Brett D. White, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
(650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation* _____________________	Amount of Filing Fee** _____________________
$4,134,193	$162.47

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 2,888,939 shares of the issuer's Common Stock and have a value of $4,134,193, calculated using the Black-Scholes method, as of August 8, 2008

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Exchange Outstanding Options To Purchase Common Stock, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Exchange”), under the section entitled Summary Term Sheet is incorporated into this Item 1 by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)
Name and Address. The name of the issuer is Symyx Technologies, Inc., a Delaware corporation (“Symyx”), the address of its principal executive office is 1263 East Arques Avenue, Sunnyvale, California, 94085 and the telephone number of its principal executive office is (408) 764-2000. The information set forth in the Offer to Exchange under Section 16—Information About Us is incorporated into this Item 2(a) by reference.

(b)
Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Exchange, pursuant to which Symyx is offering certain option holders the opportunity to exchange outstanding options to purchase shares of Symyx’s common stock, par value $0.001 per share, that were originally granted under Symyx’s 2007 Stock Incentive Plan (the “2007 Plan”), 1997 Stock Plan (the “1997 Plan”), 2001 Nonstatutory Stock Option Plan (the “2001 Plan”) and 1996 Stock Option Plan (the “1996 Plan”) and that have an exercise price that is equal to or greater than $12.00 per share, for a reduced number of options to purchase shares of Symyx’s common stock to be granted under the 2007 Plan.  As of July 31, 2008, options to purchase approximately 2,888,939 shares of Symyx common stock were eligible for exchange in the Offer (as defined in the Offer to Exchange).  Symyx is making the Offer upon the terms and subject to the conditions described in the Offer to Exchange.  The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and under Section 1—Number of Options; Expiration Date is incorporated into this Item 2(b) by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7—Price Range of Common Stock is incorporated into this Item 2(c) by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
Name and Address. The filing person is the subject company, Symyx Technologies, Inc.  The information set forth under Item 2(a) above is incorporated into this Item 3(a) by reference.  The information set forth in the Offer to Exchange under Schedule A—Information About our Directors and Executive Officers is incorporated into this Item 3(a) by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)
Material Terms. The information set forth in the Offer to Exchange under the sections entitled Offer to Exchange Outstanding Options and Summary Term Sheet and Section 1—Number of Options; Expiration Date, Section 3—Procedures, Section 4—Change in Election, Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options, Section 6—Conditions of the Offer, Section 8—Exchange Ratios, Section 9—Source and Amount of Consideration; Terms of Replacement Options, Section 11—Status of Eligible Option Grants Acquired by us in the Offer, Section 12—Legal Matters; Regulatory Approvals, Section 13—Material U.S. Federal Income Tax Consequences, Section 14—Extension of the Offer; Termination; Amendment, and the section entitled Stock Option Exchange Questions and Answers is incorporated into this Item 4(a) by reference.

(b)
Purchases. Members of Symyx’s Board of Directors, its executive officers, its consultants and its employees with a tax residence outside of the United States as of the date the Replacement Options are granted will not be eligible to participate in the Offer.  The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 4(b) by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 10—Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 5(e) by reference.  The 1997 Plan, filed as Exhibit 99.(d)(1), the form of Stock Option Agreement pursuant to the 1997 Plan, filed as Exhibit 99.(d)(2), the 2001 Plan, filed as Exhibit 99.(d)(3), the form of Stock Option Agreement pursuant to the 2001 Plan, filed as Exhibit 99.(d)(4), the 2007 Plan, filed as Exhibit 99.(d)(5) and the form of Stock Option Agreement pursuant to the 2007 Plan, filed as Exhibit 99.(d)(6), the 1996 Plan, filed as Exhibit 99.(d)(7) and the form of Stock Option Agreement pursuant to the 1996 Plan, filed as Exhibit 99.(d)(8), are incorporated into this Item 5(e) by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer is incorporated into this Item 6(a) by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5—Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options and Section 11—Status of Eligible Option Grants Acquired by us in the Offer is incorporated into this Item 6(b) by reference.

(c)
Plans.  The information set forth in the Offer to Exchange under Section 2—Purpose of the Offer, Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 6(c) by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
Source of Funds. The information set forth in the Offer to Exchange under Section 1—Number of Options; Expiration Date, Section 9—Source and Amount of Consideration; Terms of Replacement Options and Section 15—Fees and Expenses is incorporated into this Item 7(a) by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6—Conditions of the Offer is incorporated into this Item 7(b) by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)
Securities Ownership. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(a) by reference.

(b)
Securities Transactions. The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 8(b) by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)
Solicitations or Recommendations. The information set forth in the Offer to Exchange in the section entitled Offer to Exchange Outstanding Options—Important and Section 15—Fees and Expenses is incorporated into this Item 9(a) by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)
Financial Information. The information set forth in Item 8—Financial Statements and Supplementary Data of Symyx’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008 (and amended on April 29, 2008 and May 13, 2008) and the information set forth in Item 1—Financial Statements of Symyx’s Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2008, and June 30, 2008, filed with the SEC on May 12, 2008, and August 8, 2008, respectively, is incorporated into this Item 10(a) by reference.  The information set forth in the Offer to Exchange under Section 16—Information About Us and Section 17—Additional Information is incorporated into this Item 10(a) by reference.  Symyx’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)  The information set forth in the Offer to Exchange under Section 10—Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants is incorporated into this Item 11(a)(1) by reference.

(2)  The information set forth in the Offer to Exchange under Section 12—Legal Matters; Regulatory Approvals is incorporated into this Item 11(a)(2) by reference.

(3)  Not applicable.

(4)  Not applicable.

(5)  Not applicable.

(b)	Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated August 12, 2008.
99.(a)(1)(B)	Form of Election Form.
99.(a)(1)(C)	Form of Notice of Withdrawal.
99.(a)(1)(D)	Form of Confirmation of Receipt of Election Form.
99.(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal Form.
99.(a)(1)(F)	Form of E-Mail Reminder of Expiration Date.
99.(a)(1)(G)	E-Mail dated August 12, 2008 from Global Shares to holders of Eligible Option Grants.
99.(a)(1)(H)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008 and incorporated herein by reference.
99.(a)(1)(I)	Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on April 29, 2008 and incorporated herein by reference.
99.(a)(1)(J)	Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on May 13, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 12, 2008 and incorporated herein by reference.
99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 8, 2008 and incorporated herein by reference.
(b)	Not applicable.
99.(d)(1)	Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
99.(d)(2)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx's Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(3)
Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 4.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on February 5, 2002 and incorporated herein by reference.

99.(d)(4)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 10.7 to Symyx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.

99.(d)(5)	Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 99.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on August 8, 2008 and incorporated herein by reference.
99.(d)(6)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 10.29 to Symyx’s Current Report on Form 8-K filed with the SEC on November 8, 2007 and incorporated herein by reference.

99.(d)(7)
Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(8)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2008

Symyx Technologies, Inc.
By:	/s/ Rex S. Jackson
Rex S. Jackson
Executive Vice President and
Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated August 12, 2008.
99.(a)(1)(B)	Form of Election Form.
99.(a)(1)(C)	Form of Notice of Withdrawal.
99.(a)(1)(D)	Form of Confirmation of Receipt of Election Form.
99.(a)(1)(E)	Form of Confirmation of Receipt of Notice of Withdrawal.
99.(a)(1)(F)	Form of E-Mail Reminder of Expiration Date.
99.(a)(1)(G)	E-Mail dated August 12, 2008 from Global Shares to holders of Eligible Option Grants.
99.(a)(1)(H)	Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008 and incorporated herein by reference.
99.(a)(1)(I)	Amendment No. 1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on April 29, 2008 and incorporated herein by reference.
99.(a)(1)(J)	Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on May 13, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the SEC on May 12, 2008 and incorporated herein by reference.
99.(a)(1)(L)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the SEC on August 8, 2008 and incorporated herein by reference.
(b)	Not applicable.
99.(d)(1)	Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference.
99.(d)(2)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1997 Stock Plan, filed as Exhibit 10.3 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(3)
Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 4.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on February 5, 2002 and incorporated herein by reference.

99.(d)(4)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, filed as Exhibit 10.7 to Symyx’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and incorporated herein by reference.

99.(d)(5)	Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 99.1 to Symyx’s Registration Statement on Form S-8 filed with the SEC on August 8, 2008 and incorporated herein by reference.
99.(d)(6)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 2007 Stock Incentive Plan, filed as Exhibit 10.29 to Symyx’s Current Report on Form 8-K filed with the SEC on November 8, 2007 and incorporated herein by reference.

99.(d)(7)
Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.

99.(d)(8)
Form of Stock Option Agreement under the Symyx Technologies, Inc. 1996 Stock Option Plan, filed as Exhibit 10.2 to Symyx’s Registration Statement on Form S-1, as amended, filed with the SEC on September 21, 1999 and incorporated herein by reference.